EXHIBIT 99.3

PROXY STATEMENT

This Proxy Statement is being furnished pursuant to the Proxy Form for the Annual General Meeting (“AGM”) of Himax Technologies, Inc. (“Himax” or the “Company”) to be held on August 27th, 2014 at 09:30 a.m. (Taiwan time).

I.	SHAREHOLDER(s) ADOPTION OF THE COMPANY’S 2013 AUDITED ACCOUNTS AND FINANCIAL REPORT

The Company seeks shareholder adoption of the Company’s 2013 audited accounts (the “Audited Accounts”), which have been prepared under United States Generally Accepted Accounting Principles, in respect of the financial year ended December 31, 2013. Along with the Audited Accounts, the Company seeks shareholder adoption of the report of the auditors in respect of the same financial period (the “Reports of the Auditors”). A copy of each of the Company’s Audited Accounts and the Reports of the Auditors is included in the 2013 Himax Annual Report which will be available on the Company’s website (http://www.himax.com.tw/en/investor/ir-Financial-Information.asp ).

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for this proposal.

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR this proposal.

II.	RETIREMENT OF THIS TERM AND RE-ELECTION OF MR. JORDAN WU AS A DIRECTOR

Mr. Jordan Wu will properly retire from his directorship position at Himax to be eligible for re-election pursuant to the Articles of Association of Himax, and he has offered himself for re-election as a director of Himax.  A retiring director shall be eligible for re-election.

Mr. Jordan Wu is our president, chief executive officer and director. Prior to our reorganization in October 2005, Mr. Wu served as the chairman of the board of directors of Himax Taiwan, a position which he held since April 2003. Prior to joining Himax Taiwan, Mr. Wu served as chief executive officer of TV Plus Technologies, Inc. and chief financial officer and executive director of DVN Holdings Ltd. in Hong Kong. Prior to that, he was an investment banker at Merrill Lynch (Asia Pacific) Limited, Barclays de Zoete Wedd (Asia) Limited and Baring Securities, based in Hong Kong and Taipei. Mr. Wu holds a B.S. degree in mechanical engineering from National Taiwan University and an M.B.A. degree from the University of Rochester.

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for the re-election of Mr. Jordan Wu as a director of Himax.

The Board of Directors recommends a vote FOR this proposal.

III.	OTHER MATTERS

As of the date of this Proxy Statement, Himax does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the meeting.

Shareholders are urged to sign the enclosed proxy form and to return it promptly in the enclosed envelope.  Proxies will be voted in accordance with shareholders’ directions. Signing the proxy form does not affect a shareholder’s right to vote in person at the meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned.  If no directions are given in the voting card, proxies will be voted for the:

1.	Adoption of Himax’s 2013 Audited Accounts and Financial Reports, and

2.	Re-election of Mr. Jordan Wu as a Director of the Company.

Himax Technologies, Inc.
By:
	Name:	Jordan Wu

	Title:	Director